CLIFFORD CHANCE US LLP

October 16, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Doug Jones
         Division of Corporation Finance

Re: TAM S.A. Annual Report on Form 20-F Filed on June 25, 2008 Response to Staff Comment Letter dated September 17, 2008

Dear Mr. Jones:

     Thank you for your letter dated September 17, 2008 setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the annual report for the year ended December 31, 2007 of TAM S.A., TAM Linhas Aéreas S.A. and TAM Capital Inc. (the “Registrants”) on Form 20-F filed on June 25, 2008 (the “2007 Annual Report”).

     The Registrants’ responses to the Staff’s comments are set forth below. For your convenience, we have re-typed in italics the Staff’s comment preceding each response. Subject to the Staff’s review and comments, the Registrants propose to amend their disclosure as described below in their annual report on Form 20-F for the year ended December 31, 2008 (the “2008 Annual Report”). References to page numbers in our responses below are references to pages in the EDGAR version of the 2007 Annual Report.

Form 20-F for the Year Ended December 31, 2007

Item 4. Information on the Company, page 21
B. Business Overview, page 24
Fleet, page 33
Maintenance, page 35

1.	We note that you have a number of agreements with service providers related to maintenance of aircraft engines. Please tell us the terms of these contracts, including whether payments are based on actual services performed or on use of the aircraft (rate per hour or otherwise), and how you account for the costs of maintenance under the contracts.

The Registrants confirm to the Staff that they pay for services rendered pursuant to their aircraft engine maintenance contracts on an “as used” basis, meaning that the amount payable to the service provider is calculated based on the number of hours flown by the particular aircraft engine. The Registrants account for maintenance expenditures under the “built-in overhaul method,” pursuant to which the direct costs related to parts to be replaced during maintenance are recorded as separate components within property, plant and equipment and are capitalized and depreciated over their useful life (which is defined as the period through the next scheduled maintenance). The Registrants confirm that no “rate per hour” accounting is involved with respect to these contracts. The Registrants will clarify the disclosure in the 2008 Annual Report to reflect this.

The Registrants also propose to add the following disclosure to the 2008 Annual Report to respond the Staff’s comment to expand on the existing disclosure describing the terms of these aircraft engine maintenance contracts:

• a general terms agreement between TAM Linhas Aéreas S.A. (“TAM Linhas Aéreas”) and GE Engine Services Distribution, L.L.C., or GE, dated May 7, 2001, pursuant to which TAM Linhas Aéreas has agreed to purchase certain spare engines and support equipment for both the spare engines it has purchased from GE and certain engines that have already been installed on its operating fleet. The agreement also provides that GE may provide nonstandard maintenance training courses upon request of TAM Linhas Aéreas. The agreement provides that GE will charge for any such courses on an “as used” basis. The agreement has no fixed termination date;

• an engine maintenance agreement between TAM Linhas Aéreas and MTU Motoren-und Turbinen-Union München GmbH, or MTU, dated September 14, 2000, or the TAY Agreement, pursuant to which MTU has agreed to provide certain maintenance, refurbishment, repair and modification services with respect to approximately 105 TAY650-15 aircraft engines. This agreement was amended by means of a novation and amendment between TAM Linhas Aéreas and Rolls-Royce Brazil Ltda., or Rolls-Royce, dated November 8, 2001 pursuant to which Rolls-Royce replaced MTU as contract counterparty. The agreement provides that Rolls-Royce may subcontract services to be performed and that it will not be held liable for damages to or losses of TAM Linhas Aéreas or third parties due to the performance of the services contracted under the agreement, unless caused by willful misconduct or negligence of Rolls-Royce. The agreement provides that service orders placed by TAM Linhas Aéreas are to be charged based on a fixed rate specified for each type of service and subject to an escalation formula. TAM Linhas Aéreas is required to make payments based on actual services performed. This agreement terminates on June 30, 2015;

• an engine maintenance agreement between TAM Linhas Aéreas and MTU Maintenance Hannover GmbH, or MTU Hannover, dated September 14, 2000, pursuant to which MTU Hannover has agreed to provide certain maintenance, refurbishment, repair and modification services with respect to certain V2500-A5 engines. The agreement provides that MTU Hannover may subcontract to third parties and that MTU Hannover will not be held liable for damages to or losses of TAM Linhas Aéreas or third parties due to the performance or non-performance of the services contracted, unless caused by willful misconduct or negligence of MTU Hannover. The agreement provides that service orders placed by TAM Linhas Aéreas will be charged on actual services performed, based on hourly rates for engine/module repair work and on a fixed price for test runs, including fuel and oil, subject to an escalation formula. This agreement terminates on June 30, 2014; and

• an engine maintenance agreement between TAM Linhas Aéreas and United Technologies Inc., Pratt and Whitney Division, or Pratt and Whitney, dated September 14, 2000, pursuant to which Pratt and Whitney has agreed to perform maintenance, modification and/or overhaul of PW4168A engines, engine modules and their parts and components. Pratt and Whitney has a limited exclusivity right for maintenance services of PW4168A engines and modules pursuant to the terms of this agreement. This exclusivity provision requires TAM Linhas Aéreas to obtain prior written authorization from Pratt and Whitney before sending the equipment to another maintenance service supplier, with an exception in the case of delay or non-performance of services by Pratt and Whitney. The services to be provided by Pratt and Whitney are charged based on a fixed rate specified for each type of service, subject to an escalation formula. TAM Linhas Aéreas is required to make payments based on actual services performed. This agreement terminates on September 14, 2010.

Item 5. Operating and Financial Review and Prospects, page 49
A. Operating Results, page 49

2.

When results of operations for any year significantly differ relative to one or both of the other years presented in this section, please consider an overview that clearly summarizes the significant factors causing such variance(s). For example, net income for 2006 is significantly greater than that for 2007 and 2005, but it is not readily apparent from your disclosures why, despite the variances in individual statement of operations line items that have been presented. In this regard, please provide us with such a summary in explanation of 2006 relative to 2007 and 2005.

The Registrants propose to add the following disclosure to the 2008 Annual Report in response to the Staff’s comment (the Registrants’ disclosure will of course include a comparison of 2008 compared to 2007 in the 2008 Annual Report, replacing 2006 compared to 2005):

Our net income decreased by 78.9% to R$129 million in 2007, compared to R$612 million in 2006, principally due to a significant decrease in our net financial income, to an expense of R$5 million in 2007, compared to a income of R$56 million in 2006. This was primarily driven by an increase of 24.3% in our operating expenses as we expanded our services, which included an increase of 48.8% in personnel costs due to a restructuring project at 54 national stations with the purpose of reducing costs and gain synergies through hiring approximately 4,350 personnel who were formerly employed by third parties for general ground support services. Accordingly our costs and expenses for services rendered by third parties in respect of these workers was eliminated. However, there was no corresponding decrease in services rendered by third parties because our business continued to grow. Another cost that presented a significant increase was landing, take-off and navigation charges because of the significant increase in kilometers flown per aircraft mainly in international flights, which are more expensive than domestic flights. Total operating revenue in the period represented 11.09% increase.

Our net income increased by 401.6% to R$612 million in 2006, compared to R$122 million in 2005, principally due to an increase of 30.0% in our net operating revenue, principally due to an increase in volume, measured in RPKs, load factor in the domestic and international markets, scheduled international and domestic yields, cargo revenues and other operating revenues, compared to an increase of 21.6% in our net operating expenses. In addition, benefited from the market opportunities resulting from the significant decrease in operations by Varig.

The Registrants further notify the Staff that the corresponding table showing results of operations on page 55 of the 2007 Annual Report contains an error in stating that Financial income (expense) was an expense of R$56 million in 2006. The table should state that Financial income (expense) was income of R$56 million in 2006. The Registrants confirm that they will correct this error in the 2008 Annual Report.

3.

Please explain to us with a view to disclosing (i) why cost of services rendered for 2007 as a percent of 2007 net revenues is significantly higher than the comparative ratio in the prior two fiscal years, (ii) why selling expenses increased only 8.7% for 2006 from 2005 when net revenues increased 30.0% for 2006 from 2005, while selling expenses increased 22.2% for 2007 from 2006 when net revenues increased only 11.0% for 2007 from 2006, and (iii) why executive management fees are lower in 2006 relative to 2007 and 2005, and what such fees represent.

The Registrants propose to add the following disclosure to the 2008 Annual Report in response to the Staff’s comment (the disclosure in relation to 2006 compared to 2005 is being provided in response to the Staff’s request but will be superseded in the 2008 Annual Report by disclosure comparing 2008 to 2007):

(i)

why cost of services rendered for 2007 as a percent of 2007 net revenues is significantly higher than the comparative ratio in the prior two fiscal years.

Our cost of services for the year ended December 31, 2007 as a percentage of our net revenues in the year was significantly higher than in the prior two fiscal years because revenues in 2007 were lower than we had expected, for the reasons described below, while costs remained relatively stable. Our net revenues on a per ASK basis was 17.1 centavos in 2007, compared to 20.7 centavos in 2006. However, our operating expenses on a per ASK basis was 17.0 centavos in 2007, compared to 17.8 centavos in 2006. This was driven by the combined effect of our expansion of capacity (which is part of our business strategy) accompanied by price pressure in the domestic market. This price pressure was primarily the result of fierce competition in the domestic market. Our net revenues in the year ended December 31, 2007 were also impacted by delays caused by problems in domestic infrastructure.

(ii)

why selling expenses increased only 8.7% for 2006 from 2005 when net revenues increased 30.0% for 2006 from 2005, while selling expenses increased 22.2% for 2007 from 2006 when net revenues increased only 11.0% for 2007 from 2006.

Our selling expenses increased by 8.7% in the year ended December 31, 2007 compared to an increase of 30.0% in net revenues in the same period and by 22.2% in the year ended December 31, 2006 compared an increase of 11.0% in net revenues in the same period. The reason for selling expenses increasing at a comparatively higher rate in 2007 was because in 2006, the main growth in revenues came from the domestic market, as a result of both the increase in yield and load factor. In contrast, in 2007 the main source of increase in revenues was the international market, which carries comparatively higher associated selling expenses than the domestic market. Selling expenses also increased as a result of the introduction of our new routes between Brazil and Milan, Frankfurt and Madrid because the introduction of new routes is always accompanied by expenditure to establish logistical arrangements in the new destinations and marketing costs to advertise the new routes.

(iii)

why executive management fees are lower in 2006 relative to 2007 and 2005, and what such fees represent.

Our executive management fees represent total compensation (including cash and in-kind benefits) paid to the members of our board of directors and executive officers. Executive management fees were lower in 2006 compared to 2005 because in 2005 our management received a bonus as a result of our initial equity offering of preferred shares. These fees were higher in 2007 than in 2006 because: (a) our executive officers received higher bonuses as a result of the increase in our financial income in 2006 (the bonuses were paid in 2007 but reflected our performance in 2006), and (b) at the end of 2007 we had a change in our top management, which led to additional compensation being payable to our executive officers.

In addition to adding the language above to the 2008 Annual Report, the Registrants inform the Staff that the disclosure on page 71 of the 2007 Annual Report contained an error in stating that total compensation paid to the members of the Registrants’ board of directors and executive officers in 2007 was approximately R$27,739 million and R$10,164 million, respectively. The correct amounts are R$1.3 million and R$26.4 million, respectively. Accordingly, executive management fees were in fact higher in 2007 than 2006 (when the comparable fees paid were R$1.1 million and R$19.0 million, respectively). The Registrants confirm that they will correct this error in the 2008 Annual Report.

Principal Factors Affecting Our Financial Condition and Results of Operations, page 49
Effects of exchange rate variations …, page 50

4.

You disclose on page 14 that a majority of your revenues are denominated in reais and on page 50 that your revenues are mostly received in reais. However, you further disclose on page 50 that in 2007 and 2006, 30.0% and 22.1%, respectively, of your revenues were denominated in reais. Please reconcile your disclosures for consistency in regard to the proportion of your revenues that are denominated in reais wherever made in your filing.

The Registrants confirm to the Staff that the disclosure in page 50 of the 2007 Annual Report contained an error in stating that 30.0% and 22.1% of their revenues for 2007 and 2006, respectively, were denominated in reais. The reference should have been to U.S. dollars. The Registrants confirm that they will correct this error in the 2008 Annual Report.

5.

Based on your disclosures, it appears that your results of operations are materially impacted by foreign currency exchange. In this regard, please quantify the aggregate impact of foreign currency exchange recorded on each of revenues and expenses. To the extent material, also quantify the impact of such on individual operating expense items discussed within each comparative discussion. For example, in the “operating expenses” section, you refer to the percentage appreciation of the real relative to the U.S. dollar in several places but have not quantified such effect on reported amounts.

The Registrants propose to add the bold and underlined text to the disclosure of the 2008 Annual Report in response to the Staff’s comment (the Registrants’ disclosure will of course include a comparison of 2008 compared to 2007 in the 2008 Annual Report):

• Our cost of services rendered and operating expenses increased by 24.3% to R$7,889 million in 2007, compared to R$6,348 million in 2006. This increase is primarily due to an increase in costs from sales and marketing, personnel, fuel, landing, take-off and navigational tariffs, and maintenance costs. Our total cost of services rendered and operating expenses per ASK (CASK) decreased by 7.1% from R$17.85 in 2006 to R$16.57 in 2007, primarily due to a decrease in costs for sales and marketing, services rendered by third parties, aircraft insurance, depreciation and amortization and the 17.2% appreciation of the real against the U.S. dollar during that period, the effect of which was an approximate reduction of R$470 million in costs.

• Fuel costs increased by 19.1% to R$2,536 million in 2007 compared to R$2,130 million in 2006, primarily due to a 24.6% increase in oil prices in the period. This increase in oil prices was offset by a 17.2% of appreciation of the real against the U.S. dollar and savings from our fuel tankering program, the effect of which was an approximate reduction of R$290 million in costs.

• Aircraft and flight equipment lease costs increased by 22.5% to R$881 million in 2007, compared to R$719 million in 2006, primarily due to our fleet increasing from 95 to 115 aircraft. These increases in our fleet were offset by eleven re-deliveries of Fokker 100 aircraft to the lessors. The increase in aircraft and flight equipment lease costs was tempered by the 17.2% appreciation of the real against the U.S. dollar which impacted us because our aircraft lease agreements are denominated in U.S. dollars, the effect of which was a reduction of R$100 million in costs. Aircraft and flight equipment lease costs per ASK decreased by 8.4% .

• Maintenance costs increased by 20.3% to R$467 million in 2007, compared to R$388 million in 2006, primarily due to an increase of 18.3% in the use of our aircraft and an increase in our fleet of 20 new aircraft, tempered by the 17.2% appreciation of the real against the U.S. dollar in this period, the effect of which was an approximate reduction of R$54 million in costs. Maintenance costs per ASK decreased by 10.1% .

• Costs and expenses for services rendered by third parties increased by 1.7% to R$549 million in 2007, compared to R$540 million in 2006, primarily due to the increase in distribution costs from international operations (the majority of which are reservation and ticketing costs and third party airport costs), tempered by the 17.2% appreciation of the real against the U.S. dollar in the period, the effect of which was an approximate reduction of R$20 million in costs. However, costs and expenses for services rendered by third parties per ASK decreased by 24%, primarily as a result of restructuring project for domestic support operations (see “Item 6. Directors, Senior Management and Employees — D. Employees”).

• Cost for aircraft insurance decreased by 4.3% to R$34 million in 2007, compared to R$35 million in 2006, primarily due to the net reduction in real-denominated insurance premiums caused by the 17.2% appreciation of the real against the U.S. dollar in the period, the effect of which was an approximate reduction of R$4 million in costs. This was partially offset by an increase in passenger departures of 11.3% in 2007 and an increase in our active fleet from 95 aircraft in 2006 to 115 aircraft in 2007. Costs for aircraft insurance per ASK decreased by 28.5% .

Costs and expenses, page 52

6.	Please explain to us why it is appropriate under Brazilian GAAP, as well as U.S. GAAP pursuant to EITF 01-9, to record discounts to travel, tourism and cargo agents in regard to ticket sales and cargo shipping as a component of costs and expenses rather than as a reduction of the associated revenue. Tell us the aggregate amount of discounts given to agents in 2007.

The Registrants confirm that discounts are not accounted for as costs, but rather as a reduction of revenues, recorded within the taxes and deductions line. Accordingly, EITF 01-9 does not apply. In the year ended December 31, 2007, the aggregate amount of commissions to agents represented R$27.6 million. The Registrants propose to amend the disclosure relating to the principal components of their sales and marketing expenses in the 2008 Annual Report in response to the Staff’s comment by deleting reference to “discounts” in the text, so that the text will read as follows:

The principal components of our sales and marketing expenses are:

• commission for travel and cargo agents, as a compensation for the sale of tickets, and cargo shipping (paid directly to the relevant agencies); and

• other sales and marketing expenses, principally credit card administration fees.

Net financial income (expense), pages 58 and 61

7.

We note from note 23 to your financial statements that this is composed of several items. Please quantify here each component for each period presented. Discuss the underlying reasons associated with material changes between comparative periods in each of the significant components. For example, it appears such disclosure would focus on “interest income from financial investments,” “financial instrument gains/losses,” “interest expense” and “exchange variation.” In regard to “exchange variation,” explain to us and disclose why it is an expense in 2007 and income in 2006 and 2005. Further, disclose what exchange variation represents and why it is appropriate to present such as a financial expense.

The Registrants propose to add the following disclosure to the 2008 Annual Report in response to the Staff’s comment (the Registrants’ disclosure will of course include a comparison of 2008 compared to 2007 in the 2008 Annual Report):

Interest income from financial investments increased 18.47% to R$263 million in 2007, compared to R$222 million in 2006, principally as a result of both an increase in the volume of our financial investments and the performance of those investments throughout the year of 2007. As of December 31, 2007 our financial investments amounted to R$2,472 million, compared to R$2,331 million as of December 31, 2006. Interest income from financial investments increased 270% to R$222 million in 2006, compared to R$60 million in 2005, principally as a result of both an increase in the volume of our financial investments from R$903 million as of December 31, 2005 to R$2,331 million as of December 31, 2006, and the performance of those investments.

Exchange variation was an expense of R$88 million in 2007, compared to income of R$11 million in 2006, principally due to a decrease in the real/U.S. dollar exchange rate from R$2.138 per U.S. dollar in 2006 to R$1.771 per U.S. dollar on December 31, 2007. This impacted us because at December 31, 2007 we had a liability of R$864 million in respect of U.S.-dollar prepayment obligations for new aircraft, compared to R$222 million at December 31, 2006. This was partially offset by the reduction of the exposure in our liabilities to the real/U.S. dollar exchange rate, composed mainly of foreign currency loans in the amount of R$771 million at December 31, 2007 compared to R$192 million at December 31, 2006. Exchange variation represents income (expenses) related to the conversion of our financial assets and liabilities denominated in foreign currencies to real. The net effect of exchange rate variations in 2006 was that we recorded financial income because the real appreciated against the U.S. dollar from an exchange rate of R$2.654 per U.S. dollar at December 31, 2004 to R$2.138 per U.S. dollar at December 31, 2006 and during 2006, we had more liabilities denominated in U.S. dollars than assets denominated in U.S. dollars. Accordingly, the depreciation of the U.S. dollar benefited our results. However, although the U.S. dollar continued to depreciate in 2007 (going from R$2.138 per U.S. dollar at December 31, 2006 to R$1.771 per U.S. dollar at December 31, 2007), we had more U.S. dollar-denominated assets in 2007, principally as a result of an increase in our U.S. dollar-denominated financial investments (R$725 million) and advances to aircraft manufacturers (R$616 million) for pre-delivery payments. Accordingly, the exchange rate variation led to us recording a financial expense in the year ended December 31, 2007.

Income from exchange variation decreased by 56.0% to R$11 million in 2006, compared to R$25 million in 2005, principally due to a decrease in the real/U.S. dollar exchange rate from R$2.341 per U.S. dollar in 2005 to R$2.138 per U.S. dollar on December 31, 2006. This impacted us because at December 31, 2006 we had a liability of R$222 million in respect of U.S.-dollar pre-payment obligations for new aircraft, compared to R$101 million at December 31, 2005. This was partially offset by the reduction of the exposure in our liabilities to the real/U.S. dollar exchange rate, composed mainly of foreign currency loans in the amount of R$192 million at December 31, 2006 compared to R$121 million at December 31, 2005.

Financial instruments gains (losses) was a gain of R$40 million in 2007, compared to a loss of R$38 million in 2006, principally due to our hedging position impacted by the changes in the exchange rates and oil prices. Our hedging positions in 2007 reflected the exchange rates for 2006, but with the appreciation of the real against the U.S. dollar we suffered losses, which were offset by gains in our hedge position in oil prices, due to the change in accounting practices by which we now mark to market our current hedge position for future consumption. Financial instruments losses decreased by 75% to R$38 million in 2006, compared to R$155 million in 2005, principally due to our hedging position impacted by the changes in the exchange rates and oil prices. Our hedging positions in 2006 reflected the exchange rates for 2005, but with the appreciation of the real against the U.S. dollar we suffered losses, which were tempered by the gains in our hedge position in oil prices. We use financial instruments, such as derivative transactions, in order to mitigate risk against variations in exchange rates, fuel prices and interest rates.

Interest expenses increased 100% to R$230 million in 2007, compared to R$115 million in 2006, principally due to the increase in our debt as a result of the issuance in 2007 of senior notes in the amount of R$538 million, and the facility agreement related to the purchase of four Boeing 777 with Calyon Bank in the amount of R$622 million. Interest income from financial investments increased 29.0% to R$115 million in 2006, compared to R$89 million in 2005, principally due to the issuance of debentures in the amount of R$500 million and a credit facility entered with the International Finance Corporation, or IFC in the amount of $42 million.

Quarterly operational data, page 61

8.	Please explain to us and revise to disclose the significant factors affecting comparability of quarterly periods presented. For example, tell us and disclose what caused the loss for the quarter ended June 30, 2007 and why net income is significantly higher for the period ended September 30, 2006 relative to the other periods within 2006.

The Registrants propose to include the following disclosure in the 2008 Annual Report in response to the Staff’s comment:

Significant factors affecting comparability of quarterly periods in 2007

The quarter ended December 31 was our busiest quarter, as is typically the case as a result of the increase in passengers taking holidays in the month of December. As a result, our domestic transportation revenues were higher in the quarter ended December 31 compared to other quarters. January and February are also holiday months in Brazil and we would typically expect to see greater domestic transportation revenues in the quarter ended March 31 than the quarters ended June 30 and September 30, however, our domestic revenues were particularly impacted by competition in 2007, which caused downward price pressure. The loss for the quarter ended June 30 was primarily driven by the intense pressure on our costs, represented by an increase in our CASK of 4% in the quarter ended June 30 compared to the quarter ended March 31, mainly due to the increase in fuel prices, while our RASK remained stable during the same period due to the intense competition.

Significant factors affecting comparability of quarterly periods in 2006

We recorded particularly strong revenues in the quarter ended September 30 compared to previous quarters in 2006 because one of our principal competitors in the domestic market (Varig) abruptly and significantly reduced operations, leading to a significant number of passengers that were immediately absorbed by other players, including us. In this context, both in the domestic and international markets, we had an increase in yields and loads leading to the total RASK of 22 centavos. The quarter ended December 31 was not as strong as the previous quarter because of intense price competition in the domestic market as the major players, including us, fought to gain passengers from the significant reduction of operations by Varig. This led to a reduction in margins in the quarter ended December 31, where typically see the highest demand as a result of passengers taking vacation in the month of December.

B. Liquidity and Capital Resources, page 64

9.

Please explain to us and disclose how credit cards affect your cash flows and working capital.

Discuss the extent to which customers’ credit card balances are payable directly to you or to credit card companies from which in turn you receive payment transactions by credit card customers. Include the relevant terms and conditions of your arrangements with credit card companies and how such affect the timing of any payments you receive from them.

Credit cards represented approximately 58% of the Registrants’ customer accounts receivables, amounting for R$575 million in the year ended December 31, 2007. The Registrants provide financing to customers who may repay the amounts borrowed in installments over a period that is typically around 80 days (and in any event does not exceed six months). However, the Registrants do not take credit risk on these customers because the credit card companies then pay these amounts to the Registrants. At the current terms and conditions of the arrangements between the Registrants and the credit card companies, the Registrants’ accounts receivable are not materially impacted by the timing of receipt of credit card revenues and of invoicing tourist agencies.

Net cash generated by operating activities, page 65

10.

Please quantify in terms of cash the significant factors and associated underlying reasons that significantly contributed to the material changes in cash flows of operating activities for comparative periods. Note that references to changes in line items in the statements of cash flows, like net income and accrued and deferred items, do not necessarily provide a sufficient basis for a reader to analyze the impact on cash. Refer to Section IV.B.I of the staff’s “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Net cash generated by our operating activities was R$12 million for the year ended December 31, 2007, compared to R$722 million for the corresponding period in 2006. This decrease primarily reflects the decrease in net income from R$612 million in 2006 to R$129 million in 200. In addition, this decrease reflects less cash generated by advance ticket sales, primarily because we ran extensive promotions in 2006 that led to increases in cash generated from advance ticket sales that year. To a lesser extent, it also reflects an increase in our accounts receivables from R$781 million to R$938 million in 2006 and 2007, respectively, mainly due to the increase in our sales and to the fact that we are encouraging customers to pay in installments with credit cards.

Net cash generated by operating activities was R$722 million for the year ended December 31, 2006, compared to R$329 million for the year ended December 31, 2005. This increase primarily reflects the increase in net income from R$122 million to R$612 million in 2005 and 2006, respectively. This was partially offset by an increase in the advance to aircraft manufacturers from R$101 million to R$353 million in 2005 and 2006 respectively, to support our fleet expansion plan.

Indebtedness, page 65

11.

To give readers a more complete context of interest expense associated with your indebtedness, disclose the full effective interest rate existing for debt outstanding at the end of each of the last two years presented and the full weighted average rate of each debt issue outstanding during each of three years presented.

The Registrants propose to add the disclosure set out below in their 2008 Annual Report in response to the Staff’s comment (the disclosure in the 2008 Annual Report will of course reflect the position at December 31, 2008). The Registrants also note that comment 17 raised by the Staff outlines a similar issue in terms of expanding the Registrants’ disclosure on the interest rates associated with their debt. Accordingly, the Registrants respectfully refer the Staff to their response to comment 17 which outlines the expanded disclosure proposed for the Registrants’ financial statements.

The interest rates related to our real-denominated indebtedness are typically indexed to TJLP or CDI, and the interest rates related to our U.S.-dollar denominated indebtedness are typically indexed to LIBOR. For a more detailed description of the interest rates associated with our indebtedness, see notes 11, 12 and 17 of our consolidated annual financial statements for the years ended December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007, included elsewhere in this annual report.

Item 8. Financial Information, page 77
A. Consolidated Statements and Other Financial Information, page 77
Legal Proceedings, page 77

12.

In regard to tax proceedings, disclose how you intend to fund the difference between amounts provided and deposited and the timing of payments to be made in satisfying the obligation recorded.

The Registrants propose to add the following disclosure in the 2008 Annual Report in response to the Staff’s comment:

In the event that there is a difference between the amounts we have made provided and deposited and the timing of payments required to satisfy the obligation recorded, we have the ability to fund any difference using cash from our operations and to the extent necessary, we are prepared to liquidate our financial investments to pay such obligation.

Item 11. Qualitative and Quantitative Disclosures About Market Risks, page 103
Exchange rate risk, page 103

13.

Please tell us and disclose the proportion of the exchange rate risk associated with your costs and operating expenses hedged by currency futures contracts. Tell us and disclose the basis for the fair value of the contracts and the relative relationship between the fair value of the contracts and the amounts of the costs and expenses they are hedging.

The Registrants propose to include the following disclosure in the 2008 Annual Report in response to the Staff’s comment:

A significant part of our costs and operating expenses, such as aircraft and engine maintenance services, aircraft lease payments and aircraft insurance, are denominated in U.S. dollars. To manage exchange rate risk, we enter into derivative contracts with various counterparties to protect ourselves against a possible depreciation or devaluation of the real in relation to the U.S. dollar, hedging up to 56% of the estimated payments for these U.S.dollar-denominated costs and expenses over the next year. At December 31, 2008, we had a number of outstanding currency futures contracts and the fair value of such contracts was R$0.8 million. The currency future contracts during 2007 consisted of forwards (U.S. dollar to real), call options (U.S. dollar to real) and three way zero cost collar (U.S. dollar to real), in each case based on a percentage of U.S. dollar-denominated cash outflows for a period of up to two years. These instruments were valued at fair value using public quoted prices of similar instruments on the Brazilian futures market. As all of the related expenses and costs are denominated in U.S. dollars, the fair value of the derivative transactions have a direct correlation to the exchange variation (U.S. dollars to real) of these costs and expenses.

As a measure of our market risk with respect to our foreign currency exposure, an increase in aircraft and engine maintenance expense, aircraft operating lease payments and aircraft insurance resulting from a hypothetical R$0.10 depreciation of the real against the U.S. dollar would lead to us incurring an additional expense of approximately R$48 million, not taking into account the hedging provided by our derivative contracts.

Consolidated Statements of Cash Flows, page F-11

14.

Please explain to us how “Transfer of property, plant and equipment intended for sale” within cash flows from investing activities represents a cash inflow from investing activities.

The Registrants respectfully notify the Staff that they have been working to answer the Staff’s comment, but require some additional time to provide a complete answer to the Staff. The Registrants confirm that they will file additional correspondence with the Staff as soon as possible to answer this comment.

Notes to the Consolidated Financial Statements, page F-13
Note 2(d), Property, plant and equipment, page F-15

15.

You state that maintenance expenditures for engines are capitalized and depreciated through the date scheduled for the next maintenance. Please tell us and revise to disclose your accounting policy for maintenance for other than engines.

The Registrants propose to amend the disclosure of the 2008 Annual Report in relation to the accounting policy for maintenance costs in response to the Staff’s comment, by deleting the text in quotes and adding the following text:

“Maintenance expenditures for engines are capitalized and depreciated through the date scheduled for the next maintenance.”

The only property, plant and equipment subject to major overhauls are aircraft engines. Maintenance expenditures for engines are accounted for under the built-in overhaul method. Under this method, the direct costs related to parts to be replaced during maintenance are recorded as separate components within property, plant and equipment are capitalized and depreciated over their useful life which is defined as the period through to the next scheduled maintenance. Maintenance expenditures incurred in relation to other assets which are not included within property, plant and equipment, such as those contracted under operating leases, are expensed as the maintenance is incurred. This accounting treatment is based on Technical Interpretation 01/2006 issued by Ibracon.

Note 7. Advances to aircraft manufacturers and for aircraft maintenance, page F-21

16.

We note the R$119,633 of contractual advances for aircraft maintenance at December 31, 2007. Please tell us and disclose the party to whom the advances were made (for example, third-party maintenance providers, third-party aircraft lessors, etc.) and a general description of the terms of the contracts requiring the advances. To the extent advances relate to contracts with aircraft lessors, tell us and disclose whether amounts not used for maintenance are refundable, and if non-refundable, how you account for amounts not expected to be used for maintenance and how such amounts are estimated. To the extent advances relate to contracts with maintenance providers, tell and disclose the basis for your accounting for such advances.

The Registrants propose to add the following disclosure to the 2008 Annual Report in the consolidated financial statements in response to the Staff’s comment:

As part of the aircraft leasing contracts, certain leases require that advances to the lessor for aircraft maintenance are deposited in a restricted bank account, in the name of the lessor, from which the lessor may make withdrawals if the required aircraft maintenance is not completed. Once TLA performs the required aircraft maintenance under its normal aircraft maintenance program the entire balance of the restricted advances are remitted back to it. As TLA performs maintenance for all of the aircraft under the normal aircraft maintenance program, the Company estimates all advances will be released from the restricted bank account. There are no advances made to maintenance providers.

Debt, pages F-25, F-26, F-33

17.

Please disclose the full interest rate applicable at each year end presented to each series of outstanding debt disclosed, particularly those for which the interest rate is referenced to another variable.

The Registrants propose to add the following interest rate disclosures for outstanding debt at each year end to include the full nominal interest rate based on the variables at year end as indicated by the bold and underlined text, in the 2008 Annual Report in the consolidated financial statements in response to the Staff’s comment:

Short and long-term debt

Local currency	Guarantees	Interest rates (full interest rate for December 31, 2007 and 2006)	Payment terms and year of last payment	2007	2006

Leasing of IT equipment	Promissory note of R$ 30,674	Fixed interests of 7.9% p.a. to 18.4% p.a. (14.6% p.a. and 17.09% p.a.)	Monthly until 2010	10,556	7,534
Leasing of IT equipment	Promissory note of R$ 20,932	CDI + Spread 0.8% p.a. to 4.0% p.a. (3.5% p.a. and 3.83% p.a.)	Monthly until 2010	21,934	32,269
FINEM – Sub credit A	Mortgage of assets and accounts receivable	TJLP + 4.5% p.a. (10.75% p.a. and 11.35% p.a.)	Monthly until 2011	58,040	72,979
FINEM – Sub credit B	Mortgage of assets and accounts receivable	Basket of currencies BNDES + 3.0% p.a. (11.99% p.a. and 11.68% p.a.)	Monthly until 2012	8,149	11,762
Compror	No guarantee	100.0% p.a. to 101.5% p.a. of the CDI (11.34% p.a. and 14.21%p.a.)	Quarterly until 2008	223,573	129,952
Others	Liens on goods and promissory note of R$7,446	TJLP + 3.0% p.a. to 4.0% p.a. Spread (9.55% p.a. and 10.15%p.a.)	Monthly until 2012	7,561	6,006

Total in local currency				329,813	260,502

Foreign currency

FINIMP	Promissory note US$ 21,762 thousand	Exchange Variation + 5.3% p.a. to 6.7% p.a. (6.5% p.a. and 6.1% p.a.)	Annual until 2009	84,883	134,113
International Finance Corporation -IFC	Deposits in guarantee US$ 2,500 thousand	Semi-annual LIBOR + 1.6% p.a. to 3.0% p.a. Spread (6.91% p.a. and 6.05% p.a.)	Half-yearly until 2012	51,414	42,083
Leasing renegotiation	Letter of guarantee	Fixed installments of US$ 55 thousand	Monthly until 2022	11,137	14,014
Financing - Machinery and equipment	Deposits in guarantee	Monthly LIBOR + 5.0% p.a. (9.28% p.a. and 8.63% p.a.)	Monthly until 2008	738	1,308
Financing – Advances to aircraft manufacturers	Unconditional guarantee	Monthly LIBOR + 0.6% p.a. (4.88% p.a.)	Six-monthly until 2011	621,734
Others	Promissory notes US$ 2,252 thousand	6 month LIBOR + 2.5% p.a. (7.21% p.a. and 6.35% p.a.)	Six-monthly until 2007	618	752

				770,524	192,270

				1,100,337	452,772

Current				(881,148)	(221,908)

Non-current				219,189	230,864

Leases Payable

	Charges (full interest rate for December 31, 2007 and 2006)	Monthly payments with final due date in	2007	2006

Foreign currency denominated

Airbus A319/A320 engines	6-Month LIBOR + 1.5% p.a. (6.21% p.a. and 5.35% p.a.)	2015	29,536	46,166
	1-Month LIBOR + 1.5% p.a. (5.78%p.a and 5.13% p.a.)	2017	8,088

Airbus A330 engines and spare parts	1-Month LIBOR + 1.5% p.a. (5.78%p.a. and 5.13% p.a.)	2010	3,785	5,939

Refinancing of operational lease installments:	1-Month LIBOR + 1.6% p.a. to 1.75% p.a (5.98% p.a. and 5.33% p.a.)	2021	17,813	24,365
	6-Month LIBOR + 0.7% p.a. to 6.7% p.a (8.4% p.a.and 7.54% p.a.)	2020	42,397	73,465
	3-Month LIBOR + 0.03% p.a. to 1.8% p.a (5.6%p.a. and 4.64% p.a.)	2022	19,342	8,247
	Fixed interest of 1.1% p.a.	2011	5,152	3,880

			126,113	162,062

Current			(72,917)	(69,108)

Non-current			53,196	92,954

The lease obligations above are secured by letters of guarantee issued by the Company and deposits in guarantee.

Debentures

			Amount
Issue Date	Series	Quantity	issued	2007	2006

TAM
August 1, 2006	Sole	50,000	10,000	523,147	528,573
TLA
April 22, 2003	First	473,006	100	4,308	21,282
April 22, 2003	Second	222,835	100	2,029	10,026
May 16, 2003	Third	177,165	100	2,675	8,783

		873,006		9,012	40,091

Total				532,159	568,664

Current				(32,159)	(60,588)

Non-current				500,000	508,076

The Registrants also propose to add the bold and underlined text to the disclosure that follows these tables, as indicated below:

The Company is subject to certain obligations under the debenture contracts, such as compliance with certain financial indices, limits on issue of financial debt, and priority in the repayment of debentures. At December 31, 2007 and 2006, all these covenants were complied with.

TAM

On July 7, 2006 the Board of Directors approved the issue for public distribution of book-entry, non-convertible debentures with no security or preference but with a guarantee provided by TLA.

The debentures have a face value of R$ 10 and a term of six years, with repayment in three successive, equal, annual payments the first of which falls due on August 1, 2010.

Interest is to be paid every six months at a rate equivalent to 104.5% of the CDI as calculated and published by CETIP – the custodian and liquidation chamber. The full interest rate was 11.61% and 13.73% at December 31, 2007 and 2006.

TLA

At the Extraordinary General Meeting held on April 7, 2003 the shareholders approved the private issuance of non-convertible, book-entry nominative debentures, without the issuance of warrants or certificates, with a face value of R$100.00 each, totaling three series. Each series falls due 60 months as from the subscription date.

Debentures are guaranteed by a pledge of credit rights, and interest is 4.75% per annum plus Long-Term Interest Rate (TJLP).

The credit rights correspond to accounts receivable from travel agents held at Banco Itaú, on each 24th day of the month, in amounts considered sufficient to settle the monthly installments. The full interest rate was 11.0% and 11.6%at December 31, 2007 and 2006.

Note 16. Provision for contingencies and judicial deposits, page F-30

18.

In regard to the disclosure on page F-31 “Based on the opinion of its legal counsel, the Company believes that the chances of success for the remaining amounts are possible but not probable,” please clarify for us and in your disclosure from which party’s or parties’ perspective “success” is gauged, the “remaining amounts” referred to and whether or not you have accrued any amounts for these matters.

The Registrants propose to add the bold and underlined text to the disclosure of the provision for contingencies and judicial deposits to the 2008 Annual Report in the consolidated financial statements in response to the Staff’s comment:

The Company and its subsidiaries are parties in other contingencies involving fiscal, labor and civil claims in the amount of R$ 423,125 at December 31, 2007 (2006 - R$ 292,242). Based on the opinion of its external legal counsel, the Company believes that the probability of loss for all of these claims is possible and no provision has been recorded for these amounts.

Note 19. Income tax and social contribution, page F-34

19.

Given the materiality of the amount of “temporary differences” indicated in the table on page F-35, please separately quantify each significant component of which this amount is comprised.

The Registrants propose to add the bold and underlined text to the disclosure to the 2008 Annual Report in the consolidated financial statements in response to the Staff’s comment:

Composition of deferred income tax and social contribution assets

	2007	2006

		(Note 20 (h))
Tax loss carry forwards	3,556
Social contribution carry forwards	2,508	5,184

Temporary timing differences
Provision for contingencies	133,373	105,344
Allowance for doubtful accounts	56,011	20,203
Allowance for losses on inventories	18,081	3,724
Incremental cost provision – frequent flyer program	11,606	6,473
Others	8,230	4,464

Subtotal temporary differences	227,301	140,210

	233,365	145,394

Current	(37,950)	(36,117)

Non-current	195,415	109,277

Deferred tax assets resulting from tax loss, social contribution negative basis, and temporary timing differences were constituted in conformity with CVM Instruction no. 371 as of June 27, 2002.

Note 20(i). Change in accounting practice for maintenance, page F-39

20.

Please revise to describe your accounting under the built-in overhaul method here on in your property, plant and equipment policy on page F-15 and describe for us the effects that the change to the built-in overhaul method had on your balance sheet and statements of operations.

The Registrants propose to add the following disclosure to the 2008 Annual Report in the consolidated financial statements in response to the Staff’s comment:

Change in accounting practice for maintenance

In 2006, Ibracon issued the Technical Interpretation 01/2006, which required the adoption of the built-in overhaul method for major maintenance activities related to those assets recorded within property, plant and equipment as from January 1, 2006. The cumulative effect of the change in accounting practice was recorded as an adjustment to shareholders` equity. As the only property, plant and equipment subject to major overhauls were aircraft engines which were revalued to fair value at the balance sheet date, the change in accounting policy did not impact the total fair value of the aircraft engines. Instead, a transfer was made between cost and the revaluation reserve due to the additional capitalized maintenance costs previously expensed which were capitalized under the new policy. Under the new policy R$15,445 thousand (R$10,194 thousand, net of deferred tax effects), was transferred from the revaluation reserve to retained earnings.

Note 23. Financial income and expense, page F-42

21.

Please disclose the financial instruments and the associated amounts to which financial instrument gains/losses in the table relate.

The Registrants propose to add the bold and underlined text to the disclosure to the 2008 Annual Report in the consolidated financial statements in response to the Staff’s comment:

Financial income and expense

2007

Financial income:
Interest income from financial investments	263,291
Exchange variation
Interest income from customers	33,167
Discounts obtained	9,885
Gains from derivatives related to fuel commodity prices	133,889
Gains from derivatives related to foreign exchange rates	6,493
Other	3,467

450,192

Financial expense:
Interest expense	(230,395)
Tax on Bank Account Transactions (“CPMF”)	(21,936)
Losses from derivatives related to foreign exchange rates	(100,315)
Exchange Variation	(88,107)
Banking	(13,786)
Other	(218)

(454,757)

Financial income (expense), net	(4,565)

The currency future contracts during 2007 consisted of forwards (U.S. dollar to real), call options (U.S. dollar to real) and three way cost collars (U.S. dollar to real) considering a percentage of US$ denominated cash outflows for a period of up to one year. The Company and its subsidiaries entered into several derivative operations, with purpose of protecting its foreign currency exposure from US dollar denominated maintenance services, insurance costs, leasing costs as well as financing costs. The derivatives relating to fuel commodity prices are forwards and combinations of options limiting risk on crude oil prices.

Note 26. Financial instruments, page F-43

22.

Based on disclosure elsewhere in the filing that a significant portion of your costs and operating expenses are denominated in U.S. dollars and other foreign currencies, please clarify the last sentence under “ii. Foreign exchange rate risk.”

The Registrants propose to add the following disclosure to the 2008 Annual Report in the consolidated financial statements in response to the Staff’s comment :

At December 31, 2007 there were no outstanding foreign currency derivative operations, by decision of the Company’s Risk Committee, except for an insignificant volume of derivatives with a notional amount of US$35,500 thousand and fair value of R$800 thousand at December 31, 2007.

Note 29. Summary of the Principal Differences …, page F-47
(h) Loyalty program – incremental cost, page F-55

23.

In computing the accrual for the incremental cost of your loyalty program, it appears you take into consideration the probability of points expiring and of earned awards not being redeemed. However, it appears you accrue for the incremental costs of the program only as they relate to awards that have been fully earned and do not take into consideration the probability of partially earned awards being fully earned and redeemed. In this regard, please tell us why you believe it is appropriate to apply a probability assessment for purposes of disqualifying points and awards from your accrual, but do not apply a probability assessment for purposes of qualifying points and awards for your accrual.

The Registrants accrue for incremental costs each time a customer accumulates sufficient points in his or her account to claim an award. Customers only have the right to redeem the award of a free one way ticket when they accumulate a minimum of 10,000 points. Accordingly, the Registrants do not incur in liability to their customer until the customer accumulates the minimum 10,000 points. As a result of the Loyalty Program terms and conditions, the Registrants believe it is not appropriate to apply a probability assessment of partially earned awards below the minimum 10,000 point threshold. At such point the customer earns the minimum number of points to claim an award, those customer points will be included in the Registrants overall methodology to calculate the liability. The points can be redeemed for two years. After two years from the date the points are earned they expire and are removed from the customers' account.

(i) Recognition of revenue – revenue in the loyalty program partners, page F-56

24.

You state that revenue related to air transportation provided is valued at current market race. Please tell us and revise to disclose how you determine current market rate. In addition, tell us and disclose the actual period over which points are expected to be used.

The Registrants propose to add the bold and underlined text to the 2008 Annual Report in the consolidated financial statements in response to the Staff’s comment:

Under U.S. GAAP, as from 2005, the Company is recognizing revenue earned from selling points in two components. The first component represents the revenue for air transportation sold, valued at current market rate of the expected air transportation, based on the average tariff it charges for the related average domestic trip during the period. Based on the Company’s historical analysis of the use of these points, they are expected to be used over a six month period.

(j) Stock option plan, page F-56

25.

Please provide the following disclosures pursuant to FAS 123R:

(a)   information regarding options exercisable (paragraph A240(b)(1)(c);
(b)   relevant information pursuant to paragraph A240(c)(2);
(c)   relevant information pursuant to paragraph A240(d);
(d)   expected term of options (paragraph A240(e)(2)(a)); and
(e)   information pursuant to paragraph A240(h).

Also, disclose the basis for risk free interest rate, expected term and expected volatility. In regard to expected term and expected volatility, refer to SAB Topic 14 for guidance.

The Registrants propose to add the following disclosure to the 2008 Annual Report in response to the Staff’s comment:

Stock based compensation

a) No outstanding options were exercisable as of December 31, 2007. Those previously exercised were the result of anticipated retirement;
b) At December 31, 2007, the intrinsic value of the stock options exercised was R$35.30, and R$6.13 for the 1st and 2nd grant, respectively. There were no options exercised under the 3rd and special grants.
c) There have been no fully vested options outstanding as of December 31, 2007;
d) The expected term of the options under the “simplified” method in accordance with SAB 107 is:
          I. First grant – expected term: 4.5 years;
          II. Second grant – expected term: 4.42 years;
          III. Third grant – expected term: 5.42 years;
          IV. Special grant – expected term: 1.75 years;
e) The total compensation cost related to nonvested options not yet recognized as of December 31, 2007 amounted to R$33,711 for which the average weighted remaining period to be recognized is 4.6 years.

The risk-free rate for periods within the contractual life of the option is based on the Brazilian Treasury yield curve in effect at the balance sheet date.

Expected volatilities are based on historical volatility calculated using TAM´s traded stock. The expected term used is based on the weighted average remaining contractual life.

(n) Deferred income tax and social contribution, page F-60

26.

Pease disclose the amount of the valuation allowance for each year reported, and the basis for the allowances and reasons for changes in the amounts reported from the preceding year. Refer to paragraph 43.c and the immediate sentence thereafter of FAS 109.

The Registrants propose to add the bold and underlined text to the 2008 Annual Report in the consolidated financial statements in response to the Staff’s comment:

Together, these adjustments amounted to R$ (165,053) for the year ended December 31, 2007 (2006 - R$ (105,879) and 2005 – R$ (140,874)), respectively in the statements of operations. The aggregate net deferred tax asset reflected in the stockholders' equity at December 31, 2007 was R$ (294,306) (2006 – R$ (129,253)). There were no valuation allowances in any of the years presented.

(s) Condensed consolidated financial statements under U.S. GAAP, page F-63
(iii) Condensed statements of stockholders’ equity movement under U.S. GAAP, page F-67 [sic]

27.

Similar to your disclosure in notes 29(p) and 29(q), please disclose differences in classification of statements of cash flow items between Brazil and U.S. GAAP. For example, disclose the difference in presentation of interest payments as financing activities under Brazil GAAP and as operating activities under U.S. GAAP.

The Registrants propose to add the following disclosure to the 2008 Annual Report in the consolidated financial statements in response to the Staff’s comment:

(r) Classification of cash flow items

Under Brazilian GAAP, the classification of certain cash flow items is presented differently from U.S. GAAP. The Company recast the consolidated cash flow statement in accordance with BR GAAP to present a condensed consolidated balance sheet in accordance with U.S. GAAP (Note 29 (t)). In addition to the difference in the definition of cash and cash equivalents disclosed above under 29 (q) Classification of Balance Sheet items, the reclassifications are summarized as follows:

• Under Brazilian GAAP net income is different to net income under USGAAP due to a number of non-cash differences described in footnote 29 (p).

• Under Brazilian GAAP, balance sheet movements are different to those under US GAAP due to balance sheet adjustments and reclassifications described under note 29 (r)(ii) and (q), respectively.

• Under Brazilian GAAP, according to "Normas e Procedimentos de Contabilidade No. 20"-"Cash flow statement"- additions to deferred charges are recorded under investing activities whereas under U.S. GAAP, certain deferred charges, which are not pre-operating expenses, were reclassified to property, plant and equipment, according to their nature. Those deferred charges related to pre-operating expenses under U.S. GAAP are recorded under operating activities for U.S. GAAP; and

• Under Brazilian GAAP, payments made on behalf of interest expenses on short term debt are included within “Investing activities” whereas under U.S. GAAP these payments are qualified as “Operating activities.”

Please direct any comments or questions regarding the enclosed materials to the undersigned at 212.878.8014.

Sincerely,

/s/ Sara Hanks
Sara Hanks